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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

ElkCorp
(Name of Subject Company (Issuer))

BMCA Acquisition Sub Inc.,
a wholly-owned subsidiary of
 BMCA Acquisition Inc.
(Names of Filing Persons—Offerors)

COMMON STOCK, PAR VALUE $1.00 PER SHARE
(Title of Class of Securities)

287456107
(CUSIP Number of Class of Securities)

BMCA Acquisition Sub Inc.
1361 Alps Road
Wayne, NJ 07470
(201) 628-3000
Attention: John F. Rebele
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Maurice M. Lefkort, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*

$980,758,264.50	$104,941.14

*    The amount of the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the transaction valuation by 0.000107. For purposes of calculating the filing fee only, the transaction valuation was determined by multiplying the purchase price of $43.50 per share by the sum of (i) the 20,626,102 shares of common stock, par value $1.00 per share, of ElkCorp (the "Shares"), issued and outstanding as of January 12, 2007, according to the Schedule 14D-9 filed by ElkCorp with the Securities and Exchange Commission (the "Commission") on January 19, 2007 (as amended, the "Schedule 14D-9"); (ii) the stock options granted to purchase 1,338,365 Shares issued and outstanding as of January 12, 2007, according to the Schedule 14D-9; and (iii) the 581,700 Shares subject to outstanding performance share awards as of January 12, 2007, according to the Schedule 14D-9.

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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$101,322.48 005-02742	Filing Party:	Building Materials Corporation of America
		Date Filed:	December 20, 2006, January 3, 2007, January 8, 2007, January 9, 2007 and January 18, 2007
		Filing Party:	BMCA Acquisition Sub Inc.
		Date Filed:	January 18, 2007
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

☐
Check the appropriate boxes below to designate any transactions to which the statement relates.

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

(Continued on following pages)

SCHEDULE TO

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this "Amended Schedule TO") amends and supplements to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on January 18, 2007, by BMCA Acquisition Sub Inc. (including any successor thereto, the "Purchaser"), a wholly-owned subsidiary of BMCA Acquisition Inc. (the "Parent"), which is a wholly-owned subsidiary of Building Materials Corporation of America ("BMCA"), pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with Purchaser's offer to purchase all of the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of ElkCorp, a Delaware corporation (the "Company"), and the associated Series A Participating Preferred Stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") at a price of $42.00 per Share, net to the seller in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Offer to Purchase, dated January 18, 2007 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), and the instructions thereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the "Offer"). Capitalized terms used and not otherwise defined in this Amended Schedule TO shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Increase of the Offer

        The price per Share to be paid pursuant to the Offer has been increased from $42.00 per Share to $43.50 per Share, net to the seller in cash, without interest. The Offer To Purchase and the related Letter of Transmittal, together with the Notice of Guaranteed Delivery, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, the Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan and the Trustee Direction Form, are each, except as noted below or when a reference to $42.00 per Share is tied to a specific date, hereby amended to delete all references to the Offer Price of $42.00 per Share and to replace them with references to $43.50 per Share.

ITEM 1. SUMMARY TERM SHEET.

Item 1 of the Schedule TO is hereby amended and supplemented as follows:

The Summary Term Sheet of the Offer to Purchase is hereby amended and supplemented as follows:

The second sentence of the first bullet point under the sub-heading "What are we seeking to purchase, at what price, and do I have to pay any brokerage or similar fees to tender?" in the Summary Term Sheet of the Offer to Purchase is hereby amended as follows:

    The proposed price of $43.50 per Share represents an approximate 73% premium over the Company's closing price on November 3, 2006 ($25.18 per Share), the trading day immediately preceding the filing of BMCA's Schedule 13D announcing its beneficial ownership of more than 10% of the outstanding Shares and the Company's announcement of its sale process.

        The first sentence of the first bullet point under the sub-heading "What is the market value of my Shares as of a recent date?" in the Summary Term Sheet of the Offer to Purchase is hereby amended as follows:

    The proposed price of $43.50 per Share represents an approximate 73% premium over the Company's closing price on November 3, 2006 ($25.18 per Share), the trading day immediately preceding the filing of BMCA's Schedule 13D announcing its beneficial ownership of more than 10% of the Shares and the Company's announcement of its sale process.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 5 of the Schedule TO is hereby amended and supplemented as follows:

Section 10—Background of the Offer; Contacts with the Company—of the Offer to Purchase is hereby amended and supplemented as follows:

The following section is hereby added immediately preceding the sub-heading "Transactions With the Company" in Section 10 of the Offer to Purchase:

    On January 18, 2007, the Purchaser commenced an offer to acquire the Shares at a price of $42.00 per Share. Later that same day, affiliates of Carlyle commenced an offer to acquire the Shares at a price of $40.50 per Share.

    On January 22, 2007, the Company announced that it had entered into an amendment to its previously announced merger agreement with affiliates of Carlyle to reflect an increase of the previous offer made by affiliates of Carlyle to $42.00 per Share.

    On January 23, 2007, BMCA issued a press release and filed an amendment to its Schedule TO-T, announcing the increase of its offer from $42.00 per Share to $43.50 per Share.

The complete text of the press release is incorporated by reference into this Amended Schedule TO and a copy is filed herewith as Exhibit (a) (1) (T).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

Section 12—Source and Amount of Funds—of the Offer to Purchase is hereby amended and supplemented as follows:

The first sentence of the first paragraph of Section 12 of the Offer to Purchase is hereby amended as follows:

    The Purchaser expects that approximately $1 billion would be required to consummate the Offer and the Proposed Merger and to pay related fees and expenses.

The second sentence of the second paragraph of Section 12 of the Offer to Purchase is hereby amended as follows:

    The Credit Facilities will consist of a $975 million seven-year amortizing term loan facility (the 'Term Loan Facility'), a $600 million five-year revolving credit facility (the 'Revolving Credit Facility') and an up to $325 million one-year bridge credit facility (the 'Bridge Facility').

ITEM 12. EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(1)(T)	Press Release, dated January 23, 2007.
(b)(1)
Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 22, 2007.
(b)(2)
Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch, JPMorgan Chase Bank, N.A., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 22, 2007.

SIGNATURE

        After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 23, 2007 that the information set forth in this statement is true, complete and correct.

BMCA Acquisition Sub Inc.
By:	/s/ Robert B. Tafaro Name:Robert B. Tafaro Title: President and Chief Executive Officer
BMCA Acquisition Inc.
By:	/s/ Robert B. Tafaro Name:Robert B. Tafaro Title: President and Chief Executive Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated January 18, 2007. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees. *
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)	Form of Letter to Participants in the ElkCorp Employee Stock Ownership Plan. *
(a)(1)(G)	Trustee Direction Form. *
(a)(1)(H)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. *
(a)(1)(I)	Press Release, dated January 18, 2007, Announcing the Commencement of the Offer. *
(a)(1)(J)	Summary Advertisement, dated January 18, 2007, Appearing in the New York Times. *
(a)(1)(K)
Letter from Samuel J. Heyman, general partner of Heyman Investment Associates Limited Partnership, to Mr. Robert B. Tafaro, Chief Executive Officer and President of Building Materials Corporation of America, dated August 28, 2006. *
(a)(1)(L)	Press Release, dated December 17, 2006. *
(a)(1)(M)
Letter, dated December 17, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to Thomas D. Karol, Chairman of the Board and Chief Executive Officer of ElkCorp. *
(a)(1)(N)	Press Release, dated December 18, 2006. *
(a)(1)(O)	Letter, dated December 18, 2006, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Board of Directors of ElkCorp. *
(a)(1)(P)	Press Release, dated December 20, 2006. *
(a)(1)(Q)
Letter, dated January 5, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *

(a)(1)(R)
Letter, dated January 9, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *
(a)(1)(S)
Letter, dated January 18, 2007, from Robert B. Tafaro, President and Chief Executive Officer of Building Materials Corporation of America, to the Special Committee of the Board of Directors of ElkCorp. *
(a)(1)(T)	Press Release, dated January 23, 2007.
(b)(1)
Senior Secured Financing Commitment Letter, between Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., JPMorgan Chase Bank, N.A., J.P. Morgan Securities, Inc., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 22, 2007.
(b)(2)
Bridge Commitment Letter, between Bear Stearns Corporate Lending Inc., Deutsche Bank AG Cayman Islands Branch, JPMorgan Chase Bank, N.A., BMCA Acquisition Sub Inc., BMCA Acquisition Inc. and Building Materials Corporation of America, dated January 22, 2007.
(d)(1)	Confidentiality Agreement, dated as of December 29, 2006, by and among the Company, Heyman Investment Associates Limited Partnership and Purchaser. *
*
Previously filed.

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CALCULATION OF FILING FEE
SCHEDULE TO
SIGNATURE